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                          January 25, 2023

       Denis Coleman, III
       Chief Financial Officer
       The Goldman Sachs Group, Inc.
       200 West Street
       New York, New York 10282

                                                        Re: The Goldman Sachs
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 19,
2023
                                                            File No. 333-269296

       Dear Denis Coleman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Catherine M. Clarkin,
Esq.